UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2022

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

11 HaMenofim Street, Building B
Herzliya 562 Israel
+972-9-9531142
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Special Meeting of Shareholders

On March 10, 2022, NeuroSense Therapeutics Ltd. (the “Company”) held a Special Meeting of Shareholders (the “Meeting”). At the Meeting, all proposed resolutions, as further detailed in the Company’s Notice and Proxy Statement furnished on Form 6-K to the Securities and Exchange Commission on January 31, 2022, were approved by shareholders.

The foregoing paragraph of this Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-262480).

Company Presentation

The Company has made available a presentation about its business (the “Presentation”), a copy of which is furnished herewith as Exhibit 99.1 to this Report on Form 6-K and is hereby incorporated by reference. The furnishing of the Presentation is not an admission as to the materiality of any information therein. The information contained in the Presentation is summary information that should be considered in the context of the Company’s filings with the SEC and other public announcements the Company may make by press release or otherwise from time to time.

Press Release

On March 15, 2022, the Company issued a press release announcing its participation in the 2022 Virtual Growth Conference, presented by Maxim Group LLC and hosted by M-Vest, on March 28, 2022. A copy of the press release is filed herewith as Exhibit 99.2 .

Exhibit Index

Exhibit No.	Description

99.1	Presentation, dated March 2022
99.2	Press Release, dated March 15, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: March 15, 2022	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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